Exhibit (a)(8)
                                                                  --------------



[JEFFERSON                                    SECOND QUARTER ENDED 30 JUNE, 2002
SMURFIT
GROUP PLC LOGO]                                      SMFT.1    SMFT.L    NYSE.JS




DUBLIN, LONDON & NEW YORK, 7 AUGUST, 2002: Jefferson Smurfit Group plc ("JSG" or the "Group") today announced results for the second quarter and first half ended 30 June, 2002.


-----------------------------------------------------------------------------------------------------------
Second Quarter & First Half     Q2 2002       Q2 2001            %       H1 2002       H1 2001            %
                                (EURO)m       (EURO)m       change       (EURO)m       (EURO)m       change
-----------------------------------------------------------------------------------------------------------

Sales
-----------------------------------------------------------------------------------------------------------
Third party sales               1,282         1,164          10%         2,363         2,326           2%


Pre-tax profits
-----------------------------------------------------------------------------------------------------------

After exceptional items            90            93          (3%)          148           175         (15%)

Before exceptional items           86            98         (12%)          146           180         (19%)


Operating profit (before exceptional items)
-----------------------------------------------------------------------------------------------------------

Subsidiaries                       91            97          (6%)          158           187         (15%)

Share of associates                43            66         (35%)           87           126         (31%)

Total                             134           163         (18%)          245           313         (22%)


Earnings pers hare (EPS)         cent          cent                       cent          cent
-----------------------------------------------------------------------------------------------------------

After exceptional items           4.2           4.5          (7%)          6.8           8.4         (19%)

Before exceptional items          3.9           4.7         (17%)          6.6           8.6         (23%)
-----------------------------------------------------------------------------------------------------------



SECOND QUARTER 2002

For the second quarter of 2002, JSG is reporting profit before exceptional items of (euro) 86 million and EPS of 3.9 cent. These figures compare with (euro) 98 million and 4.7 cent in the second quarter of 2001. JSG is also reporting profit after exceptional items of (euro) 90 million and EPS of 4.2 cent. Net sales for the period were (euro) 1,282 million, a 10% increase on the second quarter of 2001.

Operating profit before exceptional items in the second quarter of 2002 declined 18% to (euro) 134 million from (euro) 163 million for the comparable period last year. Subsidiary operating profit before exceptional items for the second quarter was (euro) 91 million and JSG's share of associate operating profit before exceptional items was (euro) 43 million, a decrease of 6% and 35% respectively against the second quarter of 2001. The second quarter tax charge of (euro) 35 million is an effective tax rate of 38.2% against 37.2% in 2001. The tax charge and EPS figures for 2001 have been restated to reflect the adoption of FRS 19 - 'Deferred Tax'.


------------------------------------------------------------------------------------------------------
Contacts                                                                                   Information
------------------------------------------------------------------------------------------------------
Gary McGann          Jefferson Smurfit Group         +353 1 202 7000       Jefferson Smurfit Group plc
                                                                                Beech Hill, Clonskeagh
Ian Curley           Jefferson Smurfit Group         +353 1 202 7000                 Dublin 4, Ireland

Brian Rafferty       Taylor Rafferty                 +1 212 889 4350              Ph:  +353 1 202 7000

Mary Finn            WHPR                            +353 1 6690030              www.smurfit-group.com

FIRST HALF 2002

For the first half of 2002, JSG is reporting profit before exceptional items of
(euro) 146 million and EPS of 6.6 cent. These figures compare with (euro) 180 million and 8.6 cent in the first half of 2001. Profit after exceptional items is (euro) 148 million and EPS of 6.8 cent. Net sales for the first half were
(euro) 2,363 million, a 2% increase on the first half of 2001. The first half tax charge of (euro) 57 million is an effective tax rate of 38.3% against 39.6% in 2001. The tax charge and EPS figures for 2001 have been restated to reflect the adoption of FRS 19 - 'Deferred Tax'.


PRODUCT MARKET REVIEW AND OUTLOOK

At the end of the first quarter, we expressed the view that business conditions and sentiment had clearly improved. Price initiatives (both in Europe and the US) together with a strong forward order book for kraftliner contributed to this view. However, two factors may now mean that the improving fundamental environment may not necessarily translate into superior performance within the current fiscal year. These factors include a greater than anticipated increase in input costs (in the form of waste-fibre), which is not yet fully reflected in higher product prices, and a weakening US$ with potentially negative implications for European and Latin American demand growth.


MADISON DEARBORN PARTNERS (MDP) OFFER

On 17 June, 2002, MDP announced a cash offer for JSG, simultaneously JSG announced the spin-off of its shareholding in Smurfit-Stone Container Corporation (SSCC). The offer and spin-off were unanimously recommended by the Independent Directors of JSG. On 29 July, JSG shareholders voted overwhelmingly in favour of the resolutions necessary to implement the spin-off. The first closing date for the offer was 6 August. Acceptances at this date amounted to 83.19% of JSG's current issued share capital (excluding 25 million JSG shares held by a subsidiary of JSG). The offer has now been extended until 20 August 2002 and remains conditional on the satisfaction of various conditions, including the approval of the spin-off and related capital reduction by the High Court of Ireland. Shareholders will be notified nearer to the time as to when the offer is expected to become unconditional in all respects.


SSCC

SSCC, together with other industry participants has led industry change in North America. The North American landscape has evolved dramatically due in part to industry consolidation. SSCC is one of North America's leading containerboard producers and recently announced the acquisition of MeadWestvaco's 830,000 ton Stevenson corrugated medium mill and associated operations. JSG shareholders will be able to participate directly in SSCC following the spin-off becoming effective.


DIVIDENDS

The MDP Offer for JSG is conditional on JSG not paying further dividends to shareholders. Accordingly, the Board do not intend to pay an interim dividend in respect of the first half of 2002. If the Offer were not to be completed, the Board would intend to pay the interim dividend as part of the full year dividend for 2002.

OPERATIONS REVIEW

OVERVIEW

JSG continues to focus on the core business and simplify the Group structure. In the first quarter, we completed the acquisition of the Swedish associate, Munksjo. Munksjo was consolidated from the beginning of the second quarter and contributed (euro) 16 million of operating profit in the period. We divested an 85% share of the Sequoia voting equipment business in the US during the quarter. The consideration for this transaction was (euro) 25 million. JSG may receive further payments up to (euro) 13 million based on Sequoia's performance over the next three years. This divestment follows the sale of the US commercial printing business in the first quarter. JSG's remaining wholly owned operations in the US are the Pomona newsprint mill and the recently acquired Munksjo decor paper mill.


EUROPE

Net sales in Europe were (euro) 912 million in the second quarter of 2002, a 19% increase on the comparable period in 2001. Operating profit declined 6% to
(euro) 67 million against (euro) 72 million in the second quarter of 2001. These results reflect a 33% decline in packaging on the comparable period last year due to lower average paper prices and a margin squeeze from rapidly rising waste-fibre costs. This was offset by an improved performance in specialities and the consolidation of Munksjo's operations in the second quarter.

Munksjo's non-packaging operations (pulp, hygiene and decor-base paper) are now reported in specialities. Accordingly net sales and operating profit for specialities increased in the second quarter on the comparable period last year. Excluding the impact of Munksjo, sales in specialities remained largely unchanged while operating profit increased significantly. This increase reflects ongoing restructuring and the turn-around of certain businesses in the period.

Net sales in Europe were (euro)1,634 million in the first half of 2002, a 5% increase on the first half of 2001. Operating profit decreased 17% to (euro)123 million against (euro) 148 million in the first half of 2001.

JSG's containerboard volumes increased 2.9% in the second quarter and grew 1% for the first half. Including the impact of Munksjo and the closure of the Inden mill, containerboard volumes increased 2.5% in the second quarter and 0.8% in the first half. Industry containerboard inventories continued to decline in the second quarter and are now at their lowest absolute level for 2 years. Industry kraftliner inventories, in terms of weeks of supply, are at their lowest levels for over 5 years.

Kraftliner volumes increased 3.5% in the second quarter but declined 1% in the first half. This reflects a strong performance at Nettingsdorfer offset by a decline in volumes at Facture. Facture took 26,000 tonnes of downtime in the first half; 16,000 tonnes strike related in first quarter and 10,000 tonnes maintenance in the second quarter.

Recycled containerboard volumes increased 2.6% in the second quarter and 2% in the first half. This does not include the effects of the Munksjo acquisition and the impact of closure of our Inden mill in Germany. Waste-fibre costs, which started to increase at the end of the first quarter, increased rapidly during the second quarter. The price increase of 1 June was insufficient to cover waste-fibre increases and a second paper price initiative for 15 July was also announced and is currently being implemented. JSG took 19,000 tonnes of downtime in the first half to manage inventories.

Corrugated volumes increased 1.4% during the second quarter and are unchanged in the first half. Including the impact of Munksjo, corrugated volumes increased 8% in the second quarter and are up 3% in the first half. Corrugated prices in the second quarter remained relatively stable.


--------------------------------------------------------------------------------
Europe                      Q1 '02       |      Q2 '02      |     H1 '02
                        Volume growth    |  Volume growth   |  Volume growth
-----------------------------------------|------------------|-------------------
     Kraftliner             (5.0%)       |       3.5%       |      (0.9%)
     Testliner*              1.3%        |       2.6%       |       2.0%
     Corrugated             (1.5%)       |       1.4%       |      unchanged
--------------------------------------------------------------------------------
*  Excludes effect of acquisitions and closures



Graphic board volumes increased 4% in the second quarter, however, earnings declined due to higher waste-fibre costs and lower average prices from year ago levels. Sack volumes increased 1% in the quarter on the comparable period last year. Our Bag-in-Box operations continued to show double-digit growth and had a strong second quarter.


LATIN AMERICA

Net sales in Latin America were (euro) 212 million in the second quarter, a 5% decline on the comparable period in 2001. Operating profit declined 19% to
(euro) 26 million against (euro) 33 million in 2001. The decline in operating profit reflects the shutdown of a boxboard machine for maintenance/rebuild in Mexico. This had a significant impact on earnings. In addition, Mexico's 2001 results include some one-time benefits which distort year-on-year comparisons. Our Latin American results are, again, creditable results in a challenging operating environment.

Net sales in Latin America were (euro) 408 million in the first half of 2002, a 5% decline on the comparable period in 2001. Operating profit declined 14% to
(euro) 49 million against (euro) 57 million in 2001.

Containerboard and corrugated volumes in Mexico continued to grow during the second quarter but at a slower rate than the first quarter. In addition higher input costs and the continuing effect of a slow US economy impacted performance. Containerboard volumes in Colombia increased in the second quarter reflecting the acquisition of Packing in the second half of 2001. Corrugated prices continued to recover during the second quarter, however, corrugated volumes declined due to weakness in the Venezuelan economy, Colombia's second largest trade partner. Colombian corrugated volumes increased 2% in the first half.

Containerboard and corrugated volumes, in Venezuela and Argentina, declined during the second quarter. In Venezuela, the devaluation of the Bolivar negatively impacted domestic demand, however, prices increased to offset currency devaluation. In Argentina, sales in volume terms decreased by 9% in the second quarter while dramatic currency movements in Argentina resulted in a 45% decline in sales in the second quarter on the comparable period last year. JSG took 24,000 tonnes of market related downtime in Argentina and Venezuela during the quarter. Our operations, in both countries, remain profitable despite the difficult economic and political circumstances.


--------------------------------------------------------------------------------
Latin America               Q1 '02       |      Q2 '02      |     H1 '02
                        Volume growth    |  Volume growth   |  Volume growth
-----------------------------------------|------------------|-------------------
     Containerboard          5.7%        |       2.2%       |       3.9%
     Corrugated              0.2%        |      (1.6%)      |      (0.7%)
--------------------------------------------------------------------------------

NORTH AMERICA

Net sales for the Group's subsidiaries in the US & Canada were (euro) 158 million in the second quarter, a 10% decline on 2001 levels. SSCC's sales are not consolidated. Operating profit, before exceptional items, which includes our share of SSCC's operating profit (before exceptionals), declined 33% to (euro) 39 million against (euro) 58 million in 2001.

Net sales for the first half were (euro) 321 million, a 4% decline on 2001 levels. Operating profit declined 34% to (euro) 71 million against (euro) 107 million in 2001.


NORTH AMERICAN SUBSIDIARIES

During the second quarter the Group disposed of an 85% interest in the Sequoia voting equipment business. This follows the sale of the US commercial printing business in the first quarter. The Pomona newsprint mill had a difficult quarter. Newsprint prices declined a further (euro)25 per ton in the second quarter and are down (euro)150 on the same period last year. Higher waste-fibre costs and declining newsprint consumption also impacted Pomona's performance. Industry newsprint consumption has, however, stabilised at the end of the second quarter.

Corrugated volumes in Smurfit MBI increased 2% during the second quarter and are up over 1% in the first half. Smurfit MBI continued to generate strong operating profit in the second quarter.


--------------------------------------------------------------------------------
Canada                      Q1 '02       |      Q2 '02      |     H1 '02
                        Volume growth    |  Volume growth   |  Volume growth
-----------------------------------------|------------------|-------------------
     Corrugated              0.9%        |       1.9%       |       1.4%
--------------------------------------------------------------------------------



NORTH AMERICAN ASSOCIATE

SSCC reported second quarter profits before tax and extraordinary items of US$ 44 million on net sales of US$ 2,051 million as against US$ 40 million in 2001. For the first half of 2002, SSCC reported profits before tax and extraordinary items of US$ 58 million against US$ 86 million in 2001.

SSCC reported a significantly improved performance for the second quarter of 2002. This performance reflects, in part, recovering box demand in the US. SSCC remains well positioned to capitalise on a cyclical upturn. Their strategic focus continues to be profitable revenue growth, cost cutting and debt reduction.

FINANCIAL REVIEW

For the second quarter of 2002, JSG is reporting profit before exceptional items of (euro) 86 million and EPS of 3.9 cent. Munksjo, which was consolidated from the beginning of the second quarter, contributed profit before tax of (euro) 9 million and EPS of 0.6 cent in the period. These figures compare with (euro) 98 million and 4.7 cent in the second quarter of 2001. JSG is also reporting profit after exceptional items of (euro) 90 million and EPS of 4.2 cent.

Group net interest costs of (euro) 22 million for the second quarter were unchanged on the comparable period in 2001. Lower average interest rates offset the cost of increased debt relating to the acquisition of Munksjo. JSG's share of associates' net interest, predominantly SSCC, declined 39% to (euro) 27 million reflecting a combination of lower average interest rates and lower debt levels. Total net interest declined (euro) 17 million in the second quarter and
(euro) 33 million in the first half.

Profit before tax declined 3% to (euro) 90 million in the second quarter on the comparable period last year. The total tax charge of (euro) 35 million represents an effective tax rate of 38.2% for the second quarter against 37.2% in 2001. For the first half, profit before tax declined 15% to (euro)148 million on the comparable period last year. The total tax charge of (euro) 57 million represents an effective tax rate of 38.3% for the first half against 39.6% in 2001. The tax rate in the second quarter, of 38.2% is a blend of 35.9% for subsidiaries and 49.6% for associates. Associates tax rate has increased in the second quarter on the comparable period last year as Munksjo, which would have contributed to a lower average associate tax rate, has been consolidated.

Cashflows are set out in the following table. Subsidiary profits were (euro) 75 million in the second quarter compared to (euro) 74 million in 2001. In the first half, subsidiary profits declined 11% to (euro) 124 million. Capital expenditure increased to 80% of depreciation in the second quarter against 70% in 2001. The increase in capital expenditure in the second quarter reflects the consolidation of Munksjo. Capital expenditure for the first half of 2002 was 75% of depreciation.



SUMMARY CASH FLOWS                Q2 '02         Q2 '01         H1 '02      H1 '01
                                 (euro)          (euro)         (euro)      (euro)
                                 Million         Million        Million     Million
Profit before taxation -              75              74            124         140
  subsidiaries only
Exceptional items                   (16)               -           (16)           -
Depreciation, amortisation            69              59            128         118
and depletion
Working capital change              (13)               1           (25)        (43)
Capital expenditure                 (55)            (41)           (96)        (84)
Sales of fixed assets                  1               -              1           4
Tax paid                            (66)            (43)           (79)        (53)
Dividends from associates              3               8              3           8
Other                                  4             (3)              5         (1)
                             ------------------------------------------------------
FREE CASH FLOW                         2              55             45          89
Investments                        (149)            (18)          (281)        (42)
Sale of businesses and                24               6             26           6
investments
Share issues                           2               -              4           -
Dividends                           (56)            (54)           (59)        (56)

                             ------------------------------------------------------
Net cash (outflow)                 (177)            (11)          (265)         (3)
Debt acquired                          -               -          (152)           -
Currency translation                 125            (44)            106        (87)
  adjustments
                             ------------------------------------------------------
INCREASE IN NET BORROWING           (52)            (55)          (311)        (90)
                             ------------------------------------------------------

FREE CASH FLOW (CENT PER             0.1             5.0            4.1         8.2
  SHARE)
                             ------------------------------------------------------

Working capital increased by (euro)13 million in the second quarter and (euro)25 million in the first half. This reflects a reduction in creditors and higher inventory levels driven, in part, by paper price increases in Europe. Investments in the second quarter of (euro)149 million reflect the acquisition of the outstanding share capital of Munksjo. Total dividend payments of (euro) 56 million in the second quarter correspond to the payment of the final dividend for the 2001 financial year.

Investments of (euro) 281 million in the first half reflect the acquisition of Munksjo and the purchase of the remaining stake of a Venezuelan associate Corsuca for (euro) 2 million. The total cost of acquiring the remaining equity of Munksjo was (euro) 272 million. We also acquired debt of (euro) 152 million as part of the transaction. The combination of investments and dividends more than offset the operating surplus. Net cashflow for the second quarter was a deficit of (euro) 177 million against a deficit of (euro) 11 million in 2001. Net cash outflow for the first half was (euro) 265 million against (euro) 3 million in the first half of 2001. Excluding the acquisition and consolidation of Munksjo, net cashflow would have been a surplus of (euro) 22 million.

Net borrowing increased by (euro) 52 million in the second quarter. The relative appreciation of the euro reduced foreign currency denominated borrowing by
(euro) 125 million in the second quarter. In the first half, net borrowing increased by (euro) 311 million. With significant US dollar denominated borrowing, JSG continues to be exposed to changes in the relative value of the euro against the dollar. Since December 2001, the euro has strengthened from approximately US$0.88 to US$1.00 at June 2002.

While the relative weakness of the US dollar against the euro results in a decrease in net borrowing, it also reduces US dollar denominated assets and earnings. As a consequence of this and adjustments for new rules on deferred taxation, Group Shareholders' Funds fell by (euro) 118 million in the second quarter and (euro) 81 million in the first half. Net borrowing represented 58.3% of Group Shareholders' Funds at June 2002. This compares with 44.1% at December 2001 and 49.2% at June 2001. Net assets per share of (euro) 2.25 at June 2002 declined from (euro) 2.33 at December 2001.

JEFFERSON SMURFIT GROUP PLC

SUMMARY GROUP PROFIT AND LOSS ACCOUNT

                                                              Restated                           Restated
                                             3 MONTHS TO      3 months to       6 MONTHS TO      6 months to
                                             30 JUNE 2002     30 June 2001      30 JUNE 2002     30 June 2001
                                             (EURO) 000       (euro) 000        (EURO) 000       (euro) 000
                                              UNAUDITED       Unaudited         UNAUDITED        Unaudited
Turnover
   Continuing operations                     1,101,724        1,163,531         2,183,119        2,325,525
   Acquisitions                                180,311                -           180,311                -
-------------------------------------------------------------------------------------------------------------
                                             1,282,035        1,163,531         2,363,430        2,325,525
   Cost of sales                               923,829          833,686         1,704,230        1,674,898
-------------------------------------------------------------------------------------------------------------
Gross profit                                   358,206          329,845           659,200          650,627
Net operating expenses                         267,451          233,015           500,714          463,825
Reorganisation and restructuring costs          13,569                -            13,569                -
-------------------------------------------------------------------------------------------------------------
Operating profit subsidiaries
                                             ---------        ---------         ---------        ---------
   Continuing operations                        61,336           96,830           129,067          186,802
   Acquisitions                                 15,850                -            15,850                -
-------------------------------------------------------------------------------------------------------------
                                                77,186           96,830           144,917          186,802
Share of associates' operating profit           43,276           66,440            86,800          125,746
Share of associates' restructuring costs       (1,911)          (4,526)           (4,130)          (4,526)
-------------------------------------------------------------------------------------------------------------
Total operating profit                         118,551          158,744           227,587          308,022
-------------------------------------------------------------------------------------------------------------

Profit on sale of operations subsidiaries       20,440                -            20,440                -
  - continuing

Group net interest                            (22,026)         (22,339)          (41,023)         (46,407)
Share of associates' net interest             (26,505)         (43,254)          (58,752)         (86,359)
-------------------------------------------------------------------------------------------------------------
Total net interest                            (48,531)         (65,593)          (99,775)        (132,766)
-------------------------------------------------------------------------------------------------------------

Profit before taxation                          90,460           93,151           148,252          175,256
Taxation
   Group                                        27,161           27,214            44,541           53,709
   Share of associates                           7,376            7,412            12,237           15,606
-------------------------------------------------------------------------------------------------------------
                                                34,537           34,626            56,778           69,315
-------------------------------------------------------------------------------------------------------------

Profit after taxation                           55,923           58,525            91,474          105,941
Equity minority interests                        9,413            9,742            17,259           15,316
-------------------------------------------------------------------------------------------------------------
Profit for the financial period                 46,510           48,783            74,215           90,625
Dividends                                            -           28,446                 -           28,446
-------------------------------------------------------------------------------------------------------------
Retained profits                          (EURO)46,510     (euro)20,337      (EURO)74,215      (euro)62,179
-------------------------------------------------------------------------------------------------------------


Earnings per ordinary share - Basic               4.2C             4.5c              6.8C              8.4c
-------------------------------------------------------------------------------------------------------------
Earnings per ordinary share before                3.9C             4.7c              6.6C              8.6c
  exceptional items - Basic
-------------------------------------------------------------------------------------------------------------
Earnings per ordinary share - Diluted             4.2C             4.5c              6.7C              8.3c
-------------------------------------------------------------------------------------------------------------
Earnings per ordinary share before                3.9C             4.7c              6.5C              8.5c
  exceptional items - Diluted
-------------------------------------------------------------------------------------------------------------

JEFFERSON SMURFIT GROUP PLC

SEGMENTAL ANALYSES

SALES - THIRD PARTY                     3 MONTHS TO            3 months to             6 MONTHS TO             6 months to
                                        30 JUNE 2002           30 June 2001            30 JUNE 2002            30 June 2001
                                        (EURO) 000       %     (euro) 000       %      (EURO) 000       %      (euro) 000          %
Packaging                               659,208        51.4    643,347        55.3     1,270,022       53.7    1,317,164        56.6
Specialities                            253,231        19.8    123,211        10.6       363,727       15.4      244,536        10.5
------------------------------------------------------------------------------------------------------------------------------------
Europe                                  912,439        71.2    766,558        65.9     1,633,749       69.1    1,561,700        67.1
United States and Canada                157,786        12.3    175,158        15.0       321,336       13.6      336,113        14.5
Latin America                           211,810        16.5    221,815        19.1       408,345       17.3      427,712        18.4
------------------------------------------------------------------------------------------------------------------------------------
                                      (EURO)                   (euro)                  (EURO)                  (euro)
                                      1,282,035       100.0  1,163,531       100.0     2,363,430      100.0    2,325,525       100.0
------------------------------------------------------------------------------------------------------------------------------------
                                      (EURO)                   (euro)                  (EURO)                  (euro)
Associates' third party sales         2,355,565              2,552,294                 4,743,015               5,115,049
------------------------------------------------------------------------------------------------------------------------------------
                                      (EURO)                   (euro)                  (EURO)                  (euro)
Share of associates' third              700,127                757,917                 1,413,602               1,520,840
    party sales
------------------------------------------------------------------------------------------------------------------------------------



PROFIT BEFORE INTEREST, EXCEPTIONAL ITEMS AND TAXATION

                                        3 MONTHS TO            3 months to             6 MONTHS TO             6 months to
                                        30 JUNE 2002           30 June 2001            30 JUNE 2002            30 June 2001
                                        (EURO) 000       %     (euro) 000       %      (EURO) 000       %      (euro) 000          %
Packaging                                42,972        32.1     64,071        39.2       85,459        34.9      130,076        41.6
Specialities                             21,374        15.9      4,479         2.8       25,963        10.6        7,724         2.5
Associates                                2,905         2.2      3,335         2.0       12,075         4.9       10,494         3.3
------------------------------------------------------------------------------------------------------------------------------------
Europe                                   67,251        50.2     71,885        44.0      123,497        50.4      148,294        47.4
------------------------------------------------------------------------------------------------------------------------------------
Packaging                                 6,481         4.8      2,609         1.6       10,319         4.2        5,118         1.6
Associates                               32,798        24.5     55,831        34.2       60,383        24.6      101,562        32.5
------------------------------------------------------------------------------------------------------------------------------------
United States and Canada                 39,279        29.3     58,440        35.8       70,702        28.8      106,680        34.1
------------------------------------------------------------------------------------------------------------------------------------

Latin America                            26,489        19.8     32,549        19.9       49,325        20.1       57,064        18.3
------------------------------------------------------------------------------------------------------------------------------------
Asia (Associates)                         1,012         0.7        396         0.3        1,762         0.7          510         0.2
------------------------------------------------------------------------------------------------------------------------------------

Profit before interest, exceptional
            items and taxation          134,031       100.0    163,270       100.0      245,286       100.0      312,548       100.0
                                                     ------                 ------                   ------                   ------
Group net interest                     (22,026)                (22,339)                (41,023)                 (46,407)
Share of associates' net interest      (26,505)                (43,254)                (58,752)                 (86,359)
------------------------------------------------------------------------------------------------------------------------------------
                                      (EURO)                   (euro)                  (EURO)                  (euro)
Profit before exceptional items         85,500                  97,677                  145,511                  179,782
------------------------------------------------------------------------------------------------------------------------------------

JEFFERSON SMURFIT GROUP PLC

SUMMARY GROUP BALANCE SHEET AS AT

                                                               Restated     Restated
                                                  30 JUNE       30 June       31 Dec
                                                     2002          2001         2001
                                               (EURO) 000    (euro) 000   (euro) 000
                                                UNAUDITED     Unaudited    Unaudited
ASSETS EMPLOYED
FIXED ASSETS
Intangible assets                                 246,432       158,706      156,517
Tangible assets                                 2,352,820     2,166,253    2,088,019
Financial assets                                1,428,240     1,696,447    1,674,802
------------------------------------------------------------------------------------
                                                4,027,492     4,021,406    3,919,338
------------------------------------------------------------------------------------

CURRENT ASSETS
Stocks                                            496,648       459,317      423,510
Debtors                                         1,162,109     1,210,038    1,084,612
Cash at bank and in hand                          216,531       401,808      440,109
------------------------------------------------------------------------------------
                                                1,875,288     2,071,163    1,948,231

Creditors (amounts falling due within one       1,343,417     1,497,825    1,413,352
  year)
------------------------------------------------------------------------------------
Net current assets                                531,871       573,338      534,879
------------------------------------------------------------------------------------
Total assets less current liabilities              (EURO)        (euro)        (euro)
                                                4,559,363     4,594,744    4,454,217
------------------------------------------------------------------------------------

FINANCED BY
Creditors (amounts falling due after more       1,543,875     1,498,468    1,404,432
than one year)
Government grants                                  11,630        11,499       12,290
Provisions for liabilities and charges            393,412       352,464      337,014
------------------------------------------------------------------------------------
                                                1,948,917     1,862,431    1,753,736
------------------------------------------------------------------------------------

CAPITAL AND RESERVES
Called up share capital                           333,472       332,589      332,917
Share premium                                     105,183       100,339      102,022
Revaluation reserve                                10,579        10,579       10,579
Other reserves                                    137,539       342,113      297,677
Profit and loss account                         1,857,742     1,768,362    1,781,996
------------------------------------------------------------------------------------
Group shareholders' funds (equity               2,444,515     2,553,982    2,525,191
  interests)

Minority interests (equity interests)             165,931       178,331      175,290
------------------------------------------------------------------------------------
                                                2,610,446     2,732,313    2,700,481
------------------------------------------------------------------------------------
                                                   (EURO)        (euro)        (euro)
                                                4,559,363     4,594,744    4,454,217
------------------------------------------------------------------------------------



This statement was approved by the board on 6 August 2002.

The above summarised Group Balance Sheet and the foregoing Group Profit and Loss Account do not constitute full accounts and except where indicated are unaudited. Full accounts for the year ended 31 December 2001, which received an unqualified audit report, have been filed with the Irish Registrar of Companies.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                              Restated       Restated
                                               6 MONTHS TO    6 Months to    12 Months to
                                               30 JUNE 2002   30 June 2001   31 Dec 2001
                                               (EURO) 000     (euro) 000     (euro) 000
                                               UNAUDITED      Unaudited      Unaudited
Profit for the period attributable to
ordinary           - Group                     67,847         81,086        125,841
shareholders
                   - Associates                 6,368          9,539         24,576
-----------------------------------------------------------------------------------------
                                               74,215         90,625        150,417
-----------------------------------------------------------------------------------------

Translation adjustments on foreign currency
net investments    - Group                  (160,138)        105,073         60,638
-----------------------------------------------------------------------------------------

Total recognised gains and losses relating
to the financial   - Group                   (92,291)        186,159        186,479
period
                   - Associates                 6,368          9,539         24,576
-----------------------------------------------------------------------------------------
                                      (EURO) (85,923) (euro) 195,698 (euro) 211,055
-----------------------------------------------------------------------------------------



RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                              Restated       Restated
                                               6 MONTHS TO    6 Months to    12 Months to
                                               30 JUNE        30 June        31 Dec
                                               2002           2001           2001
                                               (EURO)000      (euro)000      (euro)000
                                               UNAUDITED      Unaudited      Unaudited

At beginning of                                2,664,532      2,505,175      2,505,175
year
Prior year                                     (139,341)      (118,445)      (118,445)
adjustment
-----------------------------------------------------------------------------------------
At beginning of year - restated                2,525,191      2,386,730      2,386,730
-----------------------------------------------------------------------------------------
Profit for the financial period                   74,215         90,625        150,417
Dividends                                              -        (28,446)       (79,021)
-----------------------------------------------------------------------------------------
Retained profits                                  74,215         62,179         71,396
-----------------------------------------------------------------------------------------
New share capital subscribed                       3,716              -          2,011
Net translation (losses) / gains on foreign    (160,138)        105,073         60,638
currency net investments
Goodwill on                                        1,531              -          4,416
Disposals
-----------------------------------------------------------------------------------------
At end of period                         (EURO)2,444,515(euro)2,553,982(euro)2,525,191
-----------------------------------------------------------------------------------------



JEFFERSON SMURFIT GROUP PLC

SUMMARY GROUP CASH FLOW STATEMENT


                                              6 MONTHS TO       6 months to     12 months to
                                              30 JUNE 2002      30 June 2001    31 Dec 2001
                                              (EURO) 000        (euro) 000      (euro) 000
                                              UNAUDITED         Unaudited       Audited

NET CASH FLOW FROM OPERATING ACTIVITIES       256,865           243,652         584,942
----------------------------------------------------------------------------------------

DIVIDENDS RECEIVED FROM ASSOCIATES              3,060             7,362         11,118
----------------------------------------------------------------------------------------

RETURNS ON INVESTMENTS AND SERVICING OF
FINANCE
Interest received                               8,636            10,990          23,463
Interest paid                                (49,217)          (52,665)       (107,037)
Interest paid on finance leases                 (860)           (1,001)         (1,728)
Dividends paid to minority interests          (8,101)           (7,747)        (18,584)
----------------------------------------------------------------------------------------
                                             (49,542)          (50,423)       (103,886)
----------------------------------------------------------------------------------------

TAXATION
Irish corporation tax paid                       (9,609)        (6,862)         (7,786)
Overseas tax paid                               (69,001)       (45,866)       (106,676)
----------------------------------------------------------------------------------------
                                                (78,610)        (52,728)      (114,462)
----------------------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL
INVESTMENT
Purchase of tangible fixed assets               (91,211)        (66,354)      (177,213)
Less new finance leases                                -           2,659          7,537
----------------------------------------------------------------------------------------
                                                (91,211)        (63,695)      (169,676)
Capital grants received                              739           2,440          5,154
Purchase of other investments                    (4,840)            (13)        (6,303)
Sale of fixed assets                                 614           9,125         34,198
----------------------------------------------------------------------------------------
                                                (94,698)        (52,143)      (136,627)
----------------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS
Purchase of subsidiaries and minorities        (318,095)         (8,896)       (13,697)
Business disposals                                26,077               -          4,406
Investments in and advances to associates        (1,585)        (33,234)       (33,140)
----------------------------------------------------------------------------------------
                                               (293,603)        (42,130)       (42,431)
----------------------------------------------------------------------------------------

EQUITY DIVIDENDS PAID                           (50,676)        (48,114)       (76,570)
----------------------------------------------------------------------------------------

CASH (OUTFLOW) / INFLOW BEFORE USE OF
LIQUID RESOURCES AND FINANCING                 (307,204)           5,476        122,084
----------------------------------------------------------------------------------------

MANAGEMENT OF LIQUID RESOURCES                   213,048          18,922        (2,970)
----------------------------------------------------------------------------------------

FINANCING
Issue of shares including minorities               3,716             (2)          2,011
Increase / (decrease) in term debt                67,492        (24,585)      (120,636)
Capital elements of finance leases repaid        (3,770)         (4,134)        (9,407)
----------------------------------------------------------------------------------------
                                                  67,438        (28,721)      (128,032)
----------------------------------------------------------------------------------------
(DECREASE) IN CASH                        (EURO)(26,718)   (euro)(4,323)  (euro)(8,918)
----------------------------------------------------------------------------------------




                                                    6 MONTHS TO     6 months to    12 months to
                                                    30 JUNE 2002    30 June 2001   31 Dec 2001
                                                    (EURO) 000      (euro) 000     (euro) 000
NET CASH FLOW FROM OPERATING ACTIVITIES             UNAUDITED       Unaudited      Audited
------------------------------------------------------------------------------------------------

Operating profit - continuing                        144,917        186,802       333,909
Impairment of tangible fixed assets                        -            -          13,751
Reorganisation and restructuring costs                 4,799            -           1,175
Depreciation charge (net of government grants        123,484        114,051       227,061
amortised)
Goodwill amortisation                                  4,444          4,181         8,820
Finance lease interest paid                              860          1,001         1,728
Increase / (decrease) in deferred creditors            9,536          3,037       (1,814)
(Increase) / decrease in working capital            (29,541)       (60,562)         3,830
Currency adjustment                                  (1,634)        (4,858)       (3,518)
------------------------------------------------------------------------------------------------
                                               (EURO)256,865 (euro) 243,652 (euro)584,942
------------------------------------------------------------------------------------------------





                                                   6 MONTHS TO    6 months to     12 months to
                                                   30 JUNE 2002   30 June 2001    31 Dec 2001
                                                   (EURO) 000     (euro) 000      (euro) 000
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN     UNAUDITED      Unaudited       Audited
NET DEBT
-------------------------------------------------------------------------------------------------

(Decrease) in cash                                 (26,718)       (4,323)         (8,918)
(Increase) / decrease in term debt                 (67,492)        24,585         120,636
(Decrease) / increase in liquid resources         (213,048)      (18,922)           2,970
Capital elements of finance leases repaid             3,770         4,134           9,407
-------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows      (303,488)         5,474         124,095
New finance leases                                        -       (2,659)         (7,537)
Loans and finance leases acquired with            (115,034)             -         (5,000)
subsidiaries
Other non cash movements                              (442)       (4,732)         (1,994)
Currency adjustment                                 105,901      (87,004)        (54,517)
-------------------------------------------------------------------------------------------------
Movement in net debt                              (313,063)      (88,921)          55,047
Net debt at beginning of period                 (1,137,163)   (1,192,210)     (1,192,210)
-------------------------------------------------------------------------------------------------
Net debt at end of period                       (EURO)        (euro)          (euro)
                                                (1,450,226)   (1,281,131)     (1,137,163)
-------------------------------------------------------------------------------------------------


NOTES:

The Group results comprise the unaudited Group Profit and Loss Account for the three months ended 30 June 2002 and 30 June 2001 and the six months ended 30 June 2002 and 30 June 2001 together with the Group Balance Sheet at 30 June 2002 and 30 June 2001. The Group results also comprise the Group Balance Sheet at 31 December 2001 which has been extracted from the Annual Report 2001, as restated for the implementation of FRS 19.

The unaudited Group results have been prepared on the basis of the accounting policies set out in the Annual Report for the year ended 31 December 2001, with the exception of deferred tax as described below.


PRIOR YEAR ADJUSTMENT

From 1 January 2002, the Group is adopting FRS 19 - 'Deferred Tax' which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS 19, the Group has chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and previously reported figures have been restated.

For the three months ended 30 June 2001, the deferred tax adjustment resulted in an increase in the tax charge of (euro)4,108,000. For the six months ended 30 June 2001, the deferred tax adjustment resulted in an increase in the tax charge of (euro)7,657,000.


MADISON DEARBORN PARTNERS (MDP) OFFER

As more fully explained in the commentary included in this half yearly report, on 17 June 2002, MDP announced a cash offer for JSG, simultaneously JSG announced the spin-off of its shareholding in SSCC. The results for the period ended 30 June 2002 and the balance sheet at that date do not include any adjustments which may be required if the MDP offer is successful.



The Directors of JSG accept responsibility for the information contained in this release. To the best of the knowledge and belief of the Directors of JSG (who have taken all reasonable care to ensure that such is the case), the information in the release is in accordance with the facts and does not omit anything likely to affect the import of such information.

INDEPENDENT REVIEW REPORT TO JEFFERSON SMURFIT GROUP PLC


INTRODUCTION

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the Summary Group Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Summary Group Balance Sheet, the Summary Group Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards issued by the Auditing Practices Board and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.




Ernst & Young

Dublin

6 August 2002